Exhibit 4.1

LUXURBAN HOTELS INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

DESCRIPTION OF STOCK

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws and the Delaware General Corporation Law, or “DGCL,” relating to our capital stock. This summary does not purport to be complete, is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. While we believe the following summary covers the material terms of our common stock, the description may not include all of the information that is important to you. We encourage you to read carefully our charter and bylaws and the applicable provisions of the DGCL for a more complete understanding of our common stock.

General

LuxUrban Hotels Inc. (referred to herein as “we”, “us”, “our”, or “our company”) is a corporation organized in the state of Delaware. Our charter provides that we may issue up to 90,000,000 shares of common stock, par value $0.00001 and 10,000,000 shares of preferred stock, par value $0.00001. As of the date of the Annual Report of which this exhibit is a part, 29,392,464 shares of our common stock are outstanding. We have not issued any shares of preferred stock and there are no shares of our preferred stock outstanding.

Common Stock

Voting Rights

Holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, unless otherwise required by law or our charter. See “Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws,” below. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the voting power voting for the election of directors can elect all of the directors.

Dividend Rights

All shares of our common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the board of directors out of any assets legally available therefor.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Subject to the preferential or other rights of any holders of preferred stock then outstanding, upon our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of our common stock will be entitled to receive ratably all of our assets available for distribution to our stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under our certificate of incorporation) of the holders of a majority of the outstanding shares of our common stock.

Merger or Consolidation

In the case of any distribution or payment in respect of the shares of our common stock upon our consolidation or merger with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of tour common stock.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, or by our chairman and chief executive officer or by our secretary at the request in writing of stockholders owning a majority of the voting power of our issued and outstanding capital stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting of stockholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Removal and Appointment of Directors

Our entire board of directors or any individual director may be removed from office with or without cause by a majority vote of the holders of the voting power of outstanding voting power of the shares then entitled to vote at an election of directors. In such case, new directors may be elected by the stockholders then holding a majority of our voting power. As of the date of the Annual Report on Form 10-K of which this exhibit is a part, our chairman and chief executive officer controls the majority of our voting power and therefore will be able to unilaterally exercise the foregoing rights.

Exclusive Forum Selection

Article Eleventh of our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our charter documents, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. While this provision is intended to include all actions, excluding any arising under the Securities Act of 1933, the Exchange Act of 1934 and any other claim for which the federal courts have exclusive jurisdiction, there is uncertainty as to whether a court would enforce this provision.

Limitation on Directors’ Liability and Indemnification

Our certificate of incorporation provides that no director of ours will be personally liable to us or any of our stockholders for monetary damages arising from the director’s breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the DGCL nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to us or our stockholders; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit. This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our certificate of incorporation and bylaws provide that all directors and officers shall be entitled to be indemnified by such company to the fullest extent permitted by law. The certificate of incorporation provides that we may indemnify to the fullest extent permitted by law all employees. Our bylaws provide that, if authorized by our board of directors, we may indemnify any other person whom it has the power to indemnify under section 145 of the DGCL. We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. We also maintain directors’ and officers’ liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or person controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Anti-Takeover Provisions

Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute.

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amendments to Our Certificate of Incorporation.

Under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon is required to amend a corporation’s certificate of incorporation. Under the DGCL, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would:

● increase or decrease the aggregate number of authorized shares of such class;

● increase or decrease the par value of the shares of such class; or

● alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class of our capital stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s and registrar’s address is: 1 State Street, 30th Floor, New York, New York 10004-1561.

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